                                                                 EXHIBIT 10.34




                                AN APPRAISAL OF
                          ST. LOUIS COMPREHENSIVE AND
                            AMBULATORY CARE FACILITY
                              ST. LOUIS, MISSOURI

(LOGO)  VALUATION COUNSELORS GROUP, INC.

        340 Interstate North Parkway
        Atlanta, Georgia 30339
        (404) 955-0088
        (Fax) 955-0466




                                                                   May 25, 1994

Crescent Capital Trust, Incorporated
One Perimeter Park South, Suite 335-S
Birmingham, Alabama  35243

Attention:       Mr. John W. McRoberts
                 President & CFO

Gentlemen:

In accordance with your request, we are pleased to submit this appraisal report covering the market value of the medical office building identified as follows:

              ST. LOUIS COMPREHENSIVE AND AMBULATORY CARE FACILITY
                            13303 TESSON FERRY ROAD
                              ST. LOUIS, MISSOURI

The purpose of this valuation is to estimate the market value of the subject property's leased fee estate as of March 15, 1994, subject to a master lease from Surgical Health Corporation. The report is to be used for asset valuation purposes in conjunction with financing. Crescent Capital Trust, Incorporated is establishing a real estate investment trust (REIT) and the valuation assumes that the prospective REIT is the owner of the property, with Surgical Health Corporation guaranteeing annual net rental income of $801,563 on a fifteen-year lease.

This appraisal investigation includes visits to the facility, discussions with the current owners and management of the property, a review of available financial data, discussions with local brokers and government offices, and research and analysis of the market.

"Market value" is defined as:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

Crescent Capital Trust, Incorporated
May 25, 1994
Page Two



         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute.]


The subject property is a two-story outpatient surgery center containing 54,801 gross square feet constructed in 1993, located on a 10.002-acre site. The net leasable square feet is equal to its gross amount of 45,205 square feet. A critical assumption of our report is that the subject property will be complete prior to transfer to the REIT.

In arriving at the opinion expressed in this report, it is assumed that the title to the property is free and clear and held under responsible ownership. The information furnished us by others is believed to be reliable, but no responsibility for its accuracy is assumed. The value reported herein is based upon the integrity of the information provided.

Based upon the procedures, assumptions and conditions outlined in this report, we estimate the market value of the leased fee interest in the St. Louis Comprehensive and Ambulatory Care Facility, as of March 15, 1994, to be:

                                   $7,400,000
                                   ==========

This value estimate includes real property only, and excludes the value of any furniture or equipment located within the property.

Crescent Capital Trust, Incorporated
May 25, 1994
Page Three



We have no responsibility to update our report for events and circumstances occurring after the date of this report. Neither the whole, nor any part of this appraisal or any reference thereto may be included in any document, statement, appraisal or circular without Valuation Counselors Group, Inc.'s prior written approval of the form and context in which it appears.

This appraisal report consists of the following:

         o       This letter outlining the services performed;

         o       Certifications of the appraisers;

         o       A Statement of Facts and Limiting Conditions;

         o       A Summary of Salient Facts and Conclusions;

         o       A Narrative section detailing the appraisal of the property;
                 and

         o       An Exhibit section containing supplementary data.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                                                Respectfully submitted,

                                                VALUATION COUNSELORS GROUP, INC.


                                                /s/ Patrick J. Simers
                                                -----------------------------
                                                Patrick J. Simers
                                                Managing Director

                            APPRAISER CERTIFICATION


I, the undersigned, do hereby certify that to the best of my knowledge and belief:

         The statements of fact contained in this report are true and correct.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

         My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional Ethics, the Appraisal Institute, American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice.

         The use of this report is subject to the requirements of the Appraisal Institute and American Society of Appraisers relating to review by its duly authorized representatives.

         Jery L. Hunter made a personal inspection of the property that is the subject of this report. Patrick J. Simers has not made a personal inspection of the property.

         This assignment was made subject to regulations of the State of Georgia Real Estate Appraisers Board. The undersigned state certified appraiser has met the requirements of the board that allow this report to be regarded as a "certified appraisal".


         /s/ Patrick J. Simers
         -----------------------------------
         Patrick J. Simers
         Managing Director
         Georgia Certificate No. 001977

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


Valuation Counselors Group, Inc. strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion, or conclusion. To assist the reader in interpreting this report, such assumptions are set forth as follows:

Appraisals are performed, and written reports are prepared by, or under the supervision of, members of the Appraisal Institute in accordance with the Institute's Standard of Professional Practice and Code of Professional Ethics.

Appraisal assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to an appraisal assignment (e.g., testimony, updates, conferences, reprint or copy services) is contemplated, special arrangements acceptable to Valuation Counselors Group, Inc. must be made in advance. Valuation Counselors Group, Inc. reserves the right to make adjustments to the analysis, opinions and conclusions set forth in the report as we may deem necessary by consideration of additional or more reliable data that may become available.

No opinion is rendered as to legal fee or property title, which are assumed to be good and marketable. Prevailing leases, liens and other encumbrances, including internal and external environmental conditions and structural defects, if any, have been disregarded, unless otherwise specifically stated in the report. Sketches, maps, photographs, or other graphic aids included in appraisal reports are intended to assist the reader in ready identification and visualization of the property and are not intended for technical purposes.

It is assumed that: no opinion is intended in matters that require legal, engineering, or other professional advice which has been or will be obtained from professional sources; the appraisal report will not be used for guidance in legal or professional matters exclusive of the appraisal and valuation discipline; there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and floodplain, unless otherwise noted; there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report; and the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes.

In the absence of competent technical advice to the contrary, it is assumed that the property being appraised is not adversely affected by concealed or unapparent hazards, such as, but not limited to, asbestos, hazardous or contaminated substances, toxic waste or radioactivity. The appraiser is not qualified to detect such substances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area were taken from sources considered reliable, and no encroachment of real property improvements is considered to exist.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy, and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of Valuation Counselors Group, Inc.'s knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

It should be specifically noted by any prospective mortgagee that the appraisal assumes that the property will be competently managed, leased, and maintained by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's or owner's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No effort has been made to determine the impact of possible energy shortages or the effect on this project of future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

The date of the appraisal to which the value estimate conclusions apply is set forth in the letter of transmittal and within the body of the report. The value is based on the purchasing power of the United States dollar as of that date.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser, or Valuation Counselors Group, Inc., shall be disseminated to the public through public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc.

Unless otherwise noted, Valuation Counselors Group, Inc. assumes that there will be no changes in tax regulations.

No significant change is assumed in the supply and demand patterns indicated in the report. The appraisal assumes market conditions observed as of the current date of our market research stated in the letter of transmittal. These market conditions are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


The report and the final estimate of value and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed, solely for the purposes stated and should not be relied upon for any other purpose. Any allocation of total price between land and the improvements as shown is invalidated if used separately or in conjunction with any other report.

This report assumes that the property is in compliance with the various requirements of the Americans with Disabilities Act (ADA) or that the cost of compliance is minimal. As appraisers, we are not qualified to determine compliance with ADA, and this report does not consider any effects of the ADA on the value of the property.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS




GENERAL DATA

Effective Date of Value:                   March 15, 1994

Property Identification:                   St. Louis Comprehensive and Ambulatory Care Facility.

Property Location:                         13303 Tesson Ferry Road, St. Louis, Missouri

Interest Appraised:                        Leased Fee Estate

Gross Building Area:                       54,801 square feet

Net Leasable Area:                         45,205 square feet

Land Size:                                 Approximately 435,687 square feet, or 10.002 acres

Improvements Description:                  A two-story building anticipated to be complete and occupied by May 1994.

Physical Occupancy Percentage:             92.16%


CONCLUSIONS

Cost Approach:                             $7,400,000

Sales Comparison Approach:                 $7,124,000

Income Approach:                           $7,456,000

Final Value Estimate:                      $7,400,000
                                           ==========

                                             TABLE OF CONTENTS
                                                                                                 Page

Transmittal Letter
Appraiser Certifications
Statement of Facts and Limiting Conditions
Summary of Salient Facts and Conclusions

INTRODUCTION                                                                                        1
     Property Identification                                                                        1
     Purpose and Effective Date of the Appraisal                                                    1
     Function of the Appraisal                                                                      1
     Scope of the Appraisal                                                                         1
     Property Rights Appraised                                                                      2
     Definition of Value                                                                            2
     Estimated Marketing Period                                                                     3
     History of the Property                                                                        3
     History and Nature of the Business Environment                                                 3
     Reasonable Exposure Time                                                                       6

DESCRIPTIVE DATA                                                                                    7
     Regional and City Analysis                                                                     7
     Office Market Data - St. Louis Area                                                           11
     Neighborhood Description                                                                      15
     Zoning                                                                                        17
     Real Estate Taxes and Assessments                                                             18
     Subject Property Description                                                                  19
     Improvements Description                                                                      21

HIGHEST AND BEST USE                                                                               23

VALUATION SECTION                                                                                  26
     Valuation Methodology                                                                         26
     Cost Approach                                                                                 27
     Sales Comparison Approach                                                                     40
     Income Approach                                                                               50

CORRELATION AND CONCLUSION                                                                         52

                               TABLE OF CONTENTS

EXHIBIT SECTION


Exhibit A    -    Professional Qualifications
Exhibit B    -    Legal Description
Exhibit C    -    Subject Location Map
Exhibit D    -    Land Sales Location Map
Exhibit E    -    Improved Sales Location Map
Exhibit F    -    Site Plan
Exhibit G    -    Building Description and Summary of Value
Exhibit H    -    Land Improvements Description
Exhibit I    -    Lease Comparables Summary
Exhibit J    -    Improved Sales Comparables Summary
Exhibit K    -    Subject Photographs

                                  INTRODUCTION


PROPERTY IDENTIFICATION

The subject of this appraisal, known as St. Louis Comprehensive and Ambulatory Care Facility, is a 54,801 square foot medical office facility located at 13303 Tesson Ferry Road, St. Louis, Missouri. The building is anticipated to be complete in May 1994. It is presently 92.16 percent pre-leased. The building contains 45,205 net rentable square feet.


PURPOSE AND EFFECTIVE DATE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the real property identified above. The effective date of valuation is March 15, 1994. The date of the appraisal report is March 25, 1994.


FUNCTION OF THE APPRAISAL

The report is to be used for asset valuation purposes in conjunction with financing. Crescent Capital Trust, Incorporated is establishing a real estate investment trust (REIT). It is our understanding that the REIT will involve mortgage financing.


SCOPE OF THE APPRAISAL

This appraisal engagement includes all three of the standard valuation approaches and is in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and Society of Real Estate Appraisers. The scope of our assignment included collecting, verifying and analyzing market and property data applicable to the three approaches and consistent with the property's highest and best use. The results of the three approaches are then reconciled into a final value conclusion considering the relevancy and quality of data presented in each of the approaches.

PROPERTY RIGHTS APPRAISED

The property right appraised herein is the Leased Fee Estate.

"Leased Fee Estate" is:

         "an ownership held by the landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease."

         [The Appraisal of Real Estate, p. 123, 10th Ed., published by The Appraisal Institute.]


DEFINITION OF VALUE

For the purpose of this valuation, "market value" is defined as follows:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute].

ESTIMATED MARKETING PERIOD

As completed, the subject property is best suited for multi-tenant medical-related occupancy. Given the existing balance of supply and demand for medical-related buildings in the St. Louis metropolitan area, we estimate the marketing period of the subject is between six and eight months.


HISTORY OF THE PROPERTY

Ownership

According to public records on file at the St. Louis County Recorder of Deeds office, the subject property is currently owned by Tesson Ferry Medical Equities L.P., a Missouri limited partnership. The property's land was acquired on November 10, 1992 from Louis & Rhoda M. Laudel, William H. & Kathleen M. Laudel, Herbert & Margaret H. Laudel, Albert & Barbara R. Laudel and Bernadine & Kenneth Kuhn. This sale transaction is recorded in Deed Book 9512, Page 1130 and represents the only sale transaction within the past five years.


HISTORY AND NATURE OF THE BUSINESS ENVIRONMENT

United States Economic Performance and Outlook

The value of the business enterprise is influenced by potential returns available from alternative investments. These return expectations are affected by economic conditions as they impact the ability of a business enterprise to generate a return on its invested capital. Perhaps the most important economic indicator affecting potential investor returns is the aggregate demand for goods and services. Aggregate demand is measured by a country's Gross Domestic Product (GDP), which is the sum of all domestic expenditures for consumption, government services, and net exports.

The United States economy has been in a period of slow economic growth, but the rate of growth appears to have increased in recent months. Gross Domestic Product (GDP) increased at a 2.1 percent annual rate during 1992 after declining (1.2%) during 1991.

The GDP was 0.7 percent and 1.6 percent, respectively, for the first and second quarters of 1993, and an estimated 4.0 percent for the fourth quarter of 1993.

The components of GDP indicate that the economic recovery is affecting many sectors of the economy. Personal consumption expenditures, which account for approximately two-thirds of GDP, rose only 1.3 percent during the first half of 1993. Non- Residential Fixed Investment advanced 2.2 percent and Residential Fixed Investment grew 1.7 percent. Federal Government Purchases declined (0.6%) over the same period. Federal Government Purchases account for 7.2 percent of the total GDP, and this decline is limited to the rate of overall GDP growth.

The value of the business enterprise is also affected by the current and expected levels of inflation and interest rates. Inflation creates uncertainty in the mind of investors as they attempt to estimate future investment returns. This uncertainty is incorporated into both the required return on equity and debt capital. The Federal Reserve has warned, however, that interest rates will be pushed higher if inflation begins to show signs of "heating up".

The economic downturn in the early 1990s resulted in sharply lower inflation. The Consumer Price Index (CPI) ended 1992 with a 3.0 percent increase compared to a 4.2 percent increase during 1991. The CPI for 1993 is currently estimated at 3.3 percent. The GDP Deflator, a much broader price level index, ended 1992 with a 2.6 percent annual increase compared to a 4.0 percent increase during 1991. The GDP Deflator is currently estimated at 2.5 percent for 1993.

The Federal Reserve Bank has adopted a relatively easier monetary policy as a result of the recession. Interest rates, as represented by long-term Treasury bond yields, declined approximately ten basis points compared to rates existing a year earlier. Long-term corporate bond rates have also decreased and the Federal Reserve's discount rate reductions have prompted commercial banks to lower their prime lending rate to 6.0 percent. Selected monetary statistics are presented in the following table.

                    INTEREST RATES AND SELECTED STATISTICS

                                                    JANUARY 6, 1994        JANUARY 2, 1992

      Federal Fund Rate                                  3.0%                    3.9%
      90-Day Treasury Bill Rate                          3.1%                    3.9%
      30-Year Treasury Bond                              6.4%                    7.5%
      Aaa Bond Yield                                     6.9%                    8.2%
      Prime Rate                                         6.0%                    6.5%


Economic Outlook

According to Value Line's Quarterly Economic Review, dated December 24, 1993, the economic recovery is now 2.5 years old, but shows much slower growth than normal for a mature recovery. Among factors cited by Value Line for contributing to the recent slow growth are "high debt, stagnant personal income, low consumer confidence and a troubling unemployment rate". Recent improvements have focussed on the auto, machinery, steel, housing and specialty retailer market segments. Value Line cautions, however, that the recent improvements in the economy are being limited by a slow job growth base. Value Line's Quarterly Economic Review identified the following estimates for selected economic statistics from 1993 to 1995.


                                                          1993           1994           1995

      Real GDP                                            2.6%           3.3%           3.3%
      Personal Consumption Expenditures                   3.0%           2.7%           2.3%
      Federal Government Purchases                       (4.8%)         (5.8%)         (4.0%)
      30-Year Treasury Bond Yields                        6.6%           6.6%           6.8%
      Prime Rate                                          6.0%           6.2%           6.4%
      Consumer Price Index                                3.1%           3.2%           3.3%


In summary, these factors play an important part in determining the supply and demand for real property, and, indirectly, the value of properties. Most of the forces discussed above are indicating an on-going soft demand for many types of commercial real estate. This soft demand has caused some property values to remain flat and some to decline.

The lower interest rates in recent periods, however, are serving to stabilize commercial property values.


REASONABLE EXPOSURE TIME

The Appraisal Foundation defines "Exposure Time" as follows:

         "The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure Time is different for various types of real estate and under various market conditions. It is noted that the overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. This statement focusses on the time component."

         [Statement on Appraisal Standards No. 6 (SMT-6) from the Appraisal Foundation].

It is our opinion, based on an analysis of comparable sales and market transactions, that a reasonable exposure time for the subject property type, at the appraised market value, is six to eight months.

                                DESCRIPTIVE DATA


REGIONAL AND CITY ANALYSIS

The subject property is located in the City of St. Louis, St. Louis County, Missouri. More specifically, the property is located in the western central section of the city.

The City of St. Louis is located within the St. Louis Consolidated Metropolitan Statistical Area (CMSA). The CMSA is located near both the geographic and population centers of the United States and has a current population of 1,942,000. The 1980 census indicated that the St. Louis consolidated area had experienced a population decline since 1970, however, the 1990 census indicated that the population has recovered somewhat during more recent years with the St. Louis CMSA currently ranked fifteenth in population in the nation. The St. Louis regional population was 2,444,000 at the 1990 census reporting period. This level reflects an increase of approximately 67,000 people, or 2.8 percent, since the 1980 census. The current population is reported at 2,452,000.

Population growth figures, both actual and projected, for the Missouri counties of the St. Louis CMSA and City of St. Louis, are as follows:

                                              Actual                                      Projected

                            1960             1970            1980            1990           2000

   St. Louis                703,532         951,353         974,177          993,529       1,035,852
   St. Charles               52,970          95,954         144,107          212,907         250,797
   Jefferson                 66,377         105,248         146,183          171,380         201,880
   Franklin                  44,566          55,116          71,233           80,603          91,117
   St. Louis City           750,026         622,236         452,804          396,685         357,971

According to the above population table, St. Charles County had the greatest increase in population of the Missouri counties in the CMSA and the City of St. Louis. Additionally, St. Charles County has the greatest growth rate of all counties in the state of Missouri. The 47.7 percent increase is attributable to the three largest incorporated areas in St. Charles County, St. Peters, St. Charles and O'Fallon, ranked first, third and fifth, respectively, in the top ten total gain increase in population of incorporated areas.

Reciprocally, the City of St. Louis ranked first of the bottom 10 incorporated places in Missouri that had a loss in population.

The Missouri portion of the CMSA area is located on the eastern edge of the state of Missouri near the confluence of the Missouri and Mississippi Rivers. This site was originally chosen by French traders in the mid-1700s because of its favorable location on the waterway system of the central North American continent. Their foresight and vision have been vindicated by the fact that over 200 years have passed and St. Louis is still the leading port on the Mississippi River, second largest rail hub and sixth busiest air traffic point in the nation. These location factors also make it a major industrial center. The port of St. Louis is the busiest inland port in the nation. In addition, the St. Louis district constitutes the second largest railroad terminal in the country, surpassed only by Chicago. The CMSA of St. Louis is served by 14 trunk-line railroads and five switching lines, with Amtrak providing passenger service to a variety of cities throughout the nation. Trucking service is available with more than 200 common carrier truck lines and numerous local lines operating in the area. Four interstate highways serve the area, with Interstate 70 linking Washington, D.C. with the west via Kansas City and Denver; Interstate 55 running from Chicago to New Orleans; Interstate 44 connecting St. Louis with Interstate 40 at Oklahoma City and continuing through points southwest to Los Angeles, and Interstate 64 traveling inland from Virginia to St. Louis. Additionally, Interstates 270 and 255 serve as circumferential highways in the metropolitan area.

Airline service is available from Lambert - St. Louis International Airport. Ten scheduled passenger airlines, three commuter lines, one all-cargo airline, two air freight cartage agents and 14 air freight forwarders operate from the airport. In addition to Lambert-St. Louis International Airport, there are six general aviation airports serving the area.

The area enjoys a diversified economy, being a major financial, manufacturing, telecommunications, and trade and distribution center serving the central United States. St. Louis is headquarters for six of the Fortune 100 corporations and ten of the Fortune 500 companies.

The following are the largest employers in the St. Louis CMSA area with their respective number of employees:

                                                                Number of
        Company                                                 Employees

        McDonnell Douglas                                        30,000
        Scott Air Base, IL                                       13,512
        McDonald's Restaurant                                    13,279
        Schnuck Markets, Inc.                                    12,000
        Southwestern Bell                                        10,800
        U.S. Postal Service                                      10,442
        Washington University                                     8,013
        Trans World Airlines                                      7,463
        Barnes Hospital                                           7,025
        National Supermarkets                                     6,890
        St. Louis University                                      6,685
        May Department Stores                                     6,500
        St. Louis Board of Education                              6,127
        SSM Health Care Systems                                   6,000
        Sisters of Mercy Health System                            5,714


As indicated above, the area's largest employer is McDonnell Douglas Corporation, with approximately 30,000 St. Louis area employees. Other nationwide firms headquartered in the area include Anheuser-Busch Co., Inc., Ralston Purina Company, Pet, Inc., Peabody Coal Company, and Graybar Electric.

In addition to their headquarters, and research and chemical manufacturing facilities, international high tech giant Monsanto also established a major silicon chip manufacturing facility in the area, since sold to a German combine and know as Monsanto Electronic Materials Corporation (MEMC). Furthermore, the St. Louis area is second only to Detroit in automobile manufacturing.

It should be noted that there is no one dominant segment of the economy; it is a diverse employment base. As indicated by the following table, each industry is well represented in the St. Louis MSA.

                                                     Employment - St. Louis, MSA
                                                              June, 1993
                                                                          Total          Percentage
                                                                        Employment        of Total

         Construction & Mining                                            50,400              4.4
         Manufacturing                                                   193,600             16.8
         Transportation & Public Utilities                                77,700              6.7
         Trade                                                           280,400             24.3
         Finance, Insurance & Real Estate                                 73,900              6.4
         Services                                                        344,300             29.9
         Government                                                      131,900             11.4
                                                                       ---------            -----
         Total                                                         1,152,200            100.0

In keeping with the national trend of the times, the manufacturing sector, historically a strong one in St. Louis, is losing ground to service-based industries. Between 1983 and 1987, non-manufacturing employment increased at an annual compound rate of approximately 3.6 percent, while Department of Labor figures show employment in manufacturing industries decreased approximately 1.1 percent.

According to Employment Security, a division of the Missouri Department of Labor and Industrial Relations, the St. Louis Metropolitan area, as of June, 1993 had a civilian labor force of 1,285,504 people with a total employment of 1,209,658. The unemployment rate, currently 5.9 percent, is down from 6.5 percent for the same reporting period in 1993. The current unemployment rate of 5.9 percent for the state of Missouri is also down, from 6.3 percent, for the same reporting period in 1992.

In summary, the St. Louis CMSA is a progressive and active market area with a well-diversified and stable economic base. The migration and in-migration patterns are typical of those in other large CMSAs with active suburban areas. It is our opinion that the area will continue to maintain and encourage an increasing development pace, and that the general economy and property values will start to realize and experience moderate growth for the foreseeable future.

OFFICE MARKET DATA - ST. LOUIS AREA

The St. Louis area office market is segmented into six markets, downtown, Clayton, west county, south county, north county and St. Charles.

In 1993 the six office markets combined had a total of 38,336,000 square feet of net rentable office area with 6,977,000 square feet available indicating an overall average occupancy of 81.8 percent. The following table illustrates the office space summary for the six markets:

                                   1993 OFFICE SPACE FOR ST. LOUIS AREA
                                        (SQUARE FEET IN THOUSANDS)

                                                   NET              AVAILABLE            AVERAGE
                                                RENTABLE             RENTABLE           OCCUPANCY
          MARKET SECTOR                         AREA (SF)           AREA (SF)            PERCENT

          Downtown                               14,834               3,931                73.5
          Clayton                                 4,564                 758                83.4
          West County                            13,572               1,656                87.8
          South County                            2,099                 168                92.0
          North County                            2,895                 428                85.2
          St. Charles                               402                  28                93.1
          TOTAL                                  38,366               6,969                81.8



The above table reflects the net rentable area and available rentable area and resulting average occupancy for all types of office space in the St. Louis area. As indicated, the downtown market, the largest of the office markets, has the greatest vacancy rate at 26.5 percent. The remaining markets combined, comprising the suburban market, has a vacancy rate of 12.9 percent. The market area the subject property is located in, the south county market, reported a vacancy rate for all types of office area of 8 percent.

The majority of the occupancy rates reported reflect an increase from the previous reporting period. Overall, the metropolitan area is seeing little or no new construction resulting in office area vacancies going down. Additionally, by occupying existing buildings the rental rates are starting to increase after having been stable for the past two years; according to building owners these rates are starting to reach a reasonable level.

In 1993, office rental rates were low prompting tenants to absorb large contiguous blocks of office space. The complete shut-down of speculative office construction, combined with positive net absorption, continues to reduce the available number of large contiguous blocks of space. No other market characteristic seems to surprise tenants more than the limited selection of Class A buildings with large contiguous blocks of space available. The dwindling supply of large blocks of Class A space is most apparent in suburban St. Louis County. After hitting a peak of 16 blocks in 1992 only 7 blocks of 20,000 square feet of contiguous Class A space were available by mid-1993. According to the Turley Martin Office Report "the market is already tight for large tenants and is limited for mid-size tenants. As a result, owners with larger blocks of space in some sub-markets are setting higher lease rates."
The following table illustrates the Class A office space summary for the six markets comprising the St. Louis area office market:

                            1993 CLASS A OFFICE SPACE FOR ST. LOUIS AREA
                                   (SQUARE FEET IN THOUSANDS)

                                                 NET              AVAILABLE            AVERAGE
                                              RENTABLE             RENTABLE           OCCUPANCY
        MARKET SECTOR                         AREA (SF)           AREA (SF)            PERCENT

        Downtown                                7,282               1,027                85.9
        Clayton                                 3,232                 514                84.1
        West County                             7,786                 926                88.1
        South County                              718                  13                98.2
        North County                            1,731                 242                86.0
        St. Charles                               109                   8                93.1
        TOTAL                                  20,858               2,730                86.9


As indicated above, Class A office space approximates 54 percent of all office space in the St. Louis area. The Clayton area, the seat of St. Louis County, has the highest concentration of Class A office space while St. Charles, geographically divided from St. Louis County by the Missouri River, has the least amount of Class A office space.

South St. Louis County, the area the subject property is located in, has the second lowest amount of Class A office space.

The overall average occupancy rate for Class A office space in the St. Louis area is 86.9 percent compared with 81.8 percent of all office space. Clayton, the area with the highest concentration of Class A office space has the lowest average occupancy at 84.1 percent while South County has the highest occupancy rate at 98.2 percent. As indicated by the second lowest amount of Class A space and the highest occupancy rate the South St. Louis County area has a good balance of supply and demand favoring the building owners.

With little or no new office building construction it is expected that occupancy rates throughout the St. Louis area will continue to increase.

The increasing occupancy rates have had a positive affect on rental rates as well. With the decreasing supply of office space building owners are having to make less concessions than before to attract tenants. Asking rental rates in Class A buildings typically range from $16 to $22 per square foot for full service. At one time, substantial concessions were decreasing the asking rents by up to 30 percent over a five to seven-year lease. According to the 1993 Urban Land Institute Profiles standard lease terms for new office space for the St. Louis area are:

        Original Lease Length:   Five years

        Number of Renewals:      One

        Length of Renewal Term:  Five years

        Free Rent:               None, however substantial services are
                                 included in base rent.

        Escalation Clauses:      Rents adjusted annually by operating expenses.

        Tenant Improvement
        Allowances:              $12 - $14 per square foot over the life of
                                 the lease.

        Pass-Through Expenses:   Taxes, insurance, utilities, common area
                                 maintenance above base amount or base year.

         Concessions:            15-30 percent off face rent, extra tenant
                                 improvement allowance, moving expenses.


As indicated above, the asking rental rates in Class A office buildings is between $16 to $22 per square foot. The following table reflects the asking rental rates for office buildings in the Interstate 44/South St. Louis County area:


                                             YEAR BUILT     NO. OF        BUILDING        ASKING
        BUILDING/LOCATION                                   FLOORS       SIZE (SF)         RENT

        Laumeier II                             1990           4          118,000         $19.50
        3636 S. Geyer Road
        Laumeier I                              1987           4          112,000         $19.50
        3630 S. Geyer Road
        Sunset Office II                        1984           4           90,000         $18.50
        10733 Sunset Office Drive
        Southwest Executive Ctr                 1982           3           76,400         $17.50
        9735 Landmark Parkway                  R 1986
        Laumeier III                            1990           3           52,000         $19.50
        3660 S. Geyer Road
        Laumeier IV                             1990           3           50,800         $19.50
        3666 S. Geyer Road
        Clubs Center Office Bldg.               1989           4           44,000         $16.00 -
        12300 Old Tesson Road                                                             $18.00
        10825 Watson Building                   1978           2           40,000         $16.50
        10825 Watson Road                      R 1990
        Sunmark Building                        1975           2           40,000         $16.50
        10795 Watson Road

NEIGHBORHOOD DESCRIPTION

As previously stated, the subject St. Louis Comprehensive and Ambulatory Care Facility is located in St. Louis County. The location can more accurately be described as being on the west side of Tesson Ferry Road (Missouri State Highway 21) two miles south of Interstate 270 in the southwestern section of St. Louis County.

The neighborhood is generally defined as that area lying on both sides of Tesson Ferry Road to the south of Interstate 270 being bounded on the east by Interstate 55 and on the west by the Meramec River.

The neighborhood area is comprised of a well-balanced blend of residential, commercial and institutional properties with commercial, institutional, professional and multi-family residential uses near the Interstate 270 interchange and along the major thoroughfares and single-family residential use in the outlying areas away from the major thoroughfares.

Commercial uses in the immediate area are located primarily to the north along Tesson Ferry Road. These uses include those types of businesses serving passing motorists as well as the area's residential base. Commercial uses include a McDonald's and a Taco Bell fast-food restaurant, a gasoline station, an automobile repair facility, a sit-down restaurant, a grocery store, banks and two strip shopping centers.

Institutional uses include the St. Anthony's Hospital located on the west side of Tesson Ferry Road approximately 1.5 miles north of the subject property, a church and the Mehlville Fire Protection District fire house also to the north and the Garden Villa South - Luxury Retirement Community and Delmar Gardens South - Nursing and Rehabilitation Center to the south.

Professional properties include medical office buildings at the St. Anthony's Hospital complex, Tesson Grove Medical Center, numerous doctors offices, Nooter
- - Eriksen office building and the General American corporate offices located to the north of the subject property.

Multi-family residential properties include the multi-story Village Royale Apartments directly to the east across Tesson Ferry Road, Southmoor Apartments and Townhomes adjacent to, and on the north of the subject property and the Cedar Run Apartment Complex at Suson Woods Drive to the south.

While there are numerous single-family subdivisions in the area of the subject property the newest single-family residential development is to the south and west at Suson Woods Drive and Tesson Ferry Road.

The growth pattern in the area along Tesson Ferry Road has been progressing to the south, the natural growth pattern being experienced in St. Louis County, from Interstate 270. This growth is expected to continue due to the abundance of vacant land available to the south of the subject property.

Like any high density commercial areas, good access has had a direct positive affect on the commercial growth in the area. Tesson Ferry Road (Missouri State Highway 21), an asphalt-surfaced, four-lane with center turning lane thoroughfare, is a heavily travelled commuter route connecting Gravois Road (Missouri State Highway 30) to the north with the small town of Glover, Missouri to the south. Tesson Ferry Road intersects with the major thoroughfares Lindbergh Boulevard (U.S. Route 61/67), Interstate 270 and Missouri State Highway 141 within the St. Louis Metropolitan Area. Like Tesson Ferry Road, Interstate 270 also provides direct access to the neighborhood area, Interstate 270, linking with Interstate 255 is a circumfrential interstate serving the St. Louis Metropolitan Area. Access to the area is also provided by way of Missouri State Highway 141 traversing north to south through the western and southern sections of St. Louis County and in the general area connecting Interstate 44 to the north with Interstate 55 to the south.

As stated above the neighborhood area is a well balanced blend of commercial, professional, institutional and residential properties. Traffic along the major thorough-fares is significant and the direct result of the fronting commercial businesses. The residential base in the area tends to support the commercial businesses as well as the institutional and professional uses. The properties in the area are well maintained indicating an economically stable area. As stated above, there is vacant land available for continued commercial, institutional, professional and residential growth; this area is within a natural growth corridor of St. Louis County.

No detrimental conditions or hazards appear to exist in the subject neighborhood or immediate area that would be considered to have a negative affect on the St. Louis

Comprehensive and Ambulatory Care Facility property or on properties in the immediate area.


ZONING

The subject property is zoned "C-8" - Planned Commercial District, by the St. Louis County Department of Planning and Zoning. According to the zoning ordinance, "the C-8 Planned Commercial District encompasses areas where developments and uses permitted in any of the other "C" Commercial Districts may be located. It is the purpose of these regulations to facilitate the establishment of combinations of developments and uses for which no provision is made in any other single "C" Commercial District, or the establishment of developments and uses in locations appropriate under approved site plans and conditions. Such approved plans and conditions shall be consistent with good planning practice and compatible with permitted developments and uses in adjoining districts, so as to protect the general welfare".

Planned Commercial Districts are designated to those properties approved by the St. Louis County Council upon review and acceptance of a preliminary development plan, approval and recordation of a site plan and the schedule of construction of the approved use is complied with in accordance with the zoning ordinance.

The subject property was zoned "R-6A" - Residence District at the time Tesson Ferry Medical Equities L.P. purchased the property. The application and preliminary plans for the proposed subject development were submitted by the purchasers and approved by the St. Louis County Council; this approval resulted in rezoning the subject property to a "C-8" classification allowing the proposed use as the St. Louis Comprehensive and Ambulatory Care Facility.

REAL ESTATE TAXES AND ASSESSMENTS

The subject property is recognized by the St. Louis County Assessor's Office by locator number 31L430040. As indicated in the Zoning section of this report, at the time of the sale the subject property was zoned for residential purposes, therefore the property was assessed as residential property; residential properties are assessed at 19 percent of appraised value. The appraised and assessed value for 1993 is as follows:

                                               Appraised                 Assessed
                                                 Value                     Value
                                               ---------                 --------
         Land                                  $105,800                  $20,100
         Improvements                             0                         0
                                              ---------                 ---------
         Total                                 $105,800                  $20,100

According to the Collector of Revenue's Office the millage rate for properties located within the Mehlville R-9 School Subdivision District 120H is $6.015 per $100 of assessed value. Based upon the above assessed value of $20,100 and the millage rate of $6.015 the 1993 real estate tax liability is $1,209.02.

Subsequent to it's purchase the subject property was rezoned to C-8 - Planned Commercial District. According to the Assessor's Office the subject property will be reassessed as a commercial property upon completion of the improvements; commercial properties are assessed at 32 percent of appraised value. In addition to the 1993 base millage rate of $6.015, industrial and commercial properties are levied an additional surcharge of $1.70 per $100 of assessed value.

Real estate tax liabilities in the state of Missouri are based upon the assessed value as of the first day of the year and due and payable by the last day of the year. Since the subject property was still under construction as of January 1, 1994 the property will not be assessed as if completed until January 1, 1995.

SUBJECT PROPERTY DESCRIPTION

Site Description

The subject St. Louis Comprehensive and Ambulatory Care Facility site is located on the west side of Tesson Ferry Road at Duessel Road. The irregular-shaped parcel, containing 10.002 acres, or 435,687 square feet, has the following frontages and boundaries:

         North property line      -     749.46'    -     Southmoor Apartment Complex
         East property line       -     761.13'    -     Tesson Ferry Road
         South property line      -     555.45'    -     Garden Villas South
         West property line       -     557.15'    -     Butler Hill Road/Garden Villas South

The subject site has a sloping terrain with the highest elevation being at the northeast corner of the property. From this area the site slopes uniformly downward to the south with a change in elevation of -30 feet from the north property line to the south property line. Additionally, the terrain slopes downward to the west and to the southwest with a change in elevation of -65 feet along the north property line and a change in elevation of -68 feet from the northeast corner to the southwest corner of the site. A significant amount of excavation was necessary in the area of the improvement resulting in the improvement's main entrance on the front elevation entering into the second level and the rear entrance being on the lower level. The site has been excavated to maximally utilize the property for the existing improvement, parking areas and any future expansion or additions.

Access to the subject property is by way of one signalized entrance on Tesson Ferry Road on the east property line and one entrance on Butler Hill Road on the west property line.

The subject site is served by all customary utilities, including water, sewer, electricity and telephone service.

Given the sloping terrain and the excavation for a water retention area in the southwest portion of the property, the site has the appearance of having good drainage throughout. In addition, with properly engineered concrete piers and footings, the soil appears to have been excavated, filled and compacted to have adequate load bearing capability for this type of improvement.

The improvement is located in the north-central section of the property with asphalt paving for employee/guest parking on the north and east sides of the improvement. Expansion of and to the building would be possible on the west and south elevations. Additionally, there is adequate room on the site for an additional structure. In our opinion, the location of the improvement on the site maximally utilizes the land area given the terrain of the property and allows for future improvements on the site.

The building containing 27,558 square feet on the lower level encompasses 6.3 percent of the site indicating a land to building ratio of 15.8:1.

The site is considered to compliment its proposed medical related use. There is good visibility and access from Tesson Ferry Road. Additionally, access is provided to the site by way of one entrance on Butler Hill Road, a much less travelled road.

During our inspection of the site and site plans there were no adverse easements or encroachments noted that would be considered to have a negative affect on the value of the property.

According to the National Flood Insurance Program - Federal Emergency Management Agency, Map 290327 Community Panel 0135E dated November 1, 1985, the subject property is located in Flood Zone C. Flood Zone C are areas of minimal flooding.

A legal description of the property and a plot plan showing the property configuration are included in the Exhibit Section of this report.

IMPROVEMENT DESCRIPTION

Building

The subject site is improved with a two level, Class A, medical office building. The building, with a projected opening date of May, 1994, contains 54,801 square feet of gross building area with 27,558 square feet on the lower level and 27,243 square feet on the upper level. The building is of good construction with good quality materials and in good condition.

General construction includes drilled, poured-in-place pilings, reinforced concrete spread footings under exterior curtain walls, concrete column pads and 12" thick, below grade concrete walls and interior shear wall. Framing consists of a full structural steel framing system with fire protected steel columns, beams and joist girders. Above grade exterior walls are non-bearing EIFS panels with 1/2" gypsum board on 6" metal studs and batt insulation; fenestration includes vinyl-clad aluminum framed windows with decorative mullions, automatic sliding doors on the main entrances and painted metal doors on secondary entrances. Floor construction is reinforced 5" concrete on granular fill on the lower level and 5" composite deck on channel-formed metal deck on steel bar joists on the upper level. The roof structure is a flat type with roof insulation on gypsum board on metal decking on steel bar joists; the roof cover is built-up composition.

Finish construction includes metal studs and taped and painted drywall partitions; wall finishes include paint, vinyl wall covering, ceramic tile and full height glass wall with sliding glass doors. Ceiling finishes include taped and painted drywall and acoustical tile panels in metal grid system. Floor finishes include ceramic tile, vinyl composition and carpeting.

Mechanical equipment includes standard plumbing fixtures with copper, cast iron and pvc supply, waste and vent piping and electric hot water heaters. The building is heated and cooled by a zoned warm and cool forced air ducted system with electric duct heaters and three roof-mounted freon air conditioning units. Electric service is rated at 2,500 amps with wiring in flexible and rigid conduit; incandescent and fluorescent light fixtures are typical throughout. Other mechanical features include a fire alarm system, emergency generator, two elevators and fire protection sprinkler system.

A detailed description of the building by construction components is included in the Exhibit Section of this report.


Site Improvements

Improvements to the site include site preparation, landscaping, underground utilities, asphalt and concrete paving, concrete curbing, parking lot lighting and signage.

A detailed description of the site improvements is included in the Exhibit Section of this report.

                              HIGHEST AND BEST USE


The Appraisal Institute defines "highest and best use" as follows:

         "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value"

         [The Appraisal of Real Estate, P. 45, 10th Ed. published by The Appraisal Institute.]

The four categories of highest and best use analysis are:

         1. Physically Possible - Uses which are physically possible for the site and improvements being analyzed.

         2. Legally Permissible - Uses permitted by zoning and deed restrictions applicable to the site and improvements being analyzed.

         3. Financially Feasible - This step identifies if the physically possible and legally permitted alternatives produce a net income equal to or greater than the amount needed to satisfy operating expenses.

         4. Maximally Productive - This step clarifies which of the financially feasible alternatives provides the highest value consistent with the rate of return warranted by the market for a particular use.

There are two types of highest and best use: THE HIGHEST AND BEST USE OF LAND AS VACANT and THE HIGHEST AND BEST USE OF A PROPERTY AS IMPROVED. Both types are discussed as follows using the four categories of highest and best use.

The analysis of highest and best use is divided into two sections. The site is analyzed as if vacant and available for development and as currently improved.

As if Vacant

The subject site, containing 10.002 acres, has been excavated to maximally utilize the total land area and sloping terrain. The terrain, configuration and size are adequate and sufficient enough for numerous uses that would be permitted by the St. Louis County Department of Planning and Zoning and the St. Louis County Council for a Planned Commercial District. In addition, the site has good visibility on a heavily travelled thoroughfare, good access from a major thoroughfare and a secondary road, therefore the subject site is available for numerous office/commercial/medical uses consistent with a Planned Commercial District.

As If Improved

As previously stated in this report the subject property is located in a well-balanced mixed use neighborhood area in southwest St. Louis County. The residential properties consist of upper middle class single-family residences and multi-family apartment complexes. The commercial type improvements in the area range from free-standing single-tenant or owner occupied buildings and strip shopping centers with businesses catering to both area residents and passing vehicular traffic. Institutional properties in the area include churches, a nursing homes and retirement village, a hospital and a fire station. Professional development includes corporate offices, multi-tenant office buildings and medical office buildings and single-tenant or owner occupied professional offices and medical offices.

The property is well situated by fronting on a heavily-travelled major thoroughfare approximately two miles south of an interstate highway; visual exposure to passing traffic is excellent.

As previously stated, the 10.002-acre site is currently improved with a 54,801 square foot medical office building with 27,558 square feet of floor area on the lower level indicating a land to building ratio of 15.8:1. The improvements are situated on the site to maximally utilize the land area as well as the terrain, provide for good ingress and egress and adequate parking for this type of use. Additionally, there is sufficient enough space on the site for future expansion to the building or additional buildings.

The location of the property as well as the location of the improvements on the subject site are considered to satisfy the first criterion, physically possible, of the highest and best use analysis.

As stated in the Zoning section of this report the subject improvement is a permitted use, therefore the second criterion of the highest and best use analysis, legally permissible, is satisfied.

The third criterion, financially feasible, of the highest and best use is that the proposed medical office building use produces the income (return) that is greater that the amount needed to satisfy the operating expenses, financial obligations and capital amortization. The most feasible use for the property as improved is the building's current use given the special use construction attributes.

The fourth criteria, maximally productive, is a culmination of the first three criteria. The subject use is physically possible, legally permissible and financially feasible indicating that the current use could be maximally productive for the site. Considering the potential rates of return for medical related use versus what the property was originally zoned for, residential, the subject use would clearly be superior to potential residential uses at this location. Therefore, it is our opinion that the highest and best use of the subject property, as improved, as of the effective date of this appraisal, is its proposed medical office building use.

                               VALUATION SECTION


VALUATION METHODOLOGY

There are three principal methods to estimate the market value of the assets of the subject property. These are summarized as follows:

         COST APPROACH: This method is based on the principle of substitution, whereby no investor would prudently pay more for a property than it costs to buy land and build a comparable new building. The market value is estimated by calculating the replacement costs of a new building and subtracting all forms of depreciation and obsolescence present in the existing facility. This provides a depreciated value of the subject improvements if replaced new. The estimate of the current value of the subject land is then added to provide a market value of the property.

         SALES COMPARISON APPROACH: The principle of substitution also says that market value can be estimated as the cost of acquiring an equally desirable substitute property, assuming no costly delay in making the substitution. This method analyses the sales of other comparable improved properties. Since two properties are rarely identical, the necessary adjustments for differences in quality, location, size, services and market appeal are a function of appraisal experience and judgment.

         INCOME APPROACH: This method is based on the principle of anticipation, which recognizes that underlying value of the subject property can be estimated by its cash flow or stream of earnings. This approach simulates the future earnings for the property, and converts those earnings into a present market value estimate.

Consideration has been given to each of the three methods to arrive at a final opinion of value. The application of each approach to value is further discussed in the appropriate sections which follow.

                                 COST APPROACH


In the Cost Approach, the subject property is valued based upon the market value of the land, as if vacant, to which is added the depreciated replacement cost of the improvements. The replacement cost new of the improvements is adjusted for accrued depreciation resulting from physical deterioration, functional obsolescence, and external (or economic) obsolescence.

The cost analysis involves three basic steps:

        o    Land value estimate.

        o    Estimated replacement cost of the improvements.

        o    Estimation of the accrued depreciation from all causes.

The sum of the market value of the land and the depreciated replacement cost of the improvements and equipment is the estimated market value via the Cost Approach.


Land Valuation

Land valuation, assuming the site is vacant, is based upon the following steps:

        o A comparison with recent sales and/or asking prices for similar land.

        o Interviews with reliable real estate brokers and other informed sources who are familiar with local real estate activity.

        o        Our experience in estimating land values.

The following sales are located within the general market area of the subject property and are considered to be representative of market activity and conditions as of the valuation date. Unless otherwise indicated, the sales involved arm's length transactions that conveyed a fee simple interest, and only real property was included in the transactions.

Land Sale Number 1

Location:                                  13303 Tesson Ferry Road, subject property, St. Louis County

Date:                                      November 10, 1992

Zoning:                                    R-6A, Residence District

Size:"                                     435,687 square feet, 10.002 acres

Sales Price:                               $1.88 per square foot, $81,984 per acre

Grantor:                                   Louis and Rhoda M. Laudel, William H. and Kathleen M. Laudel, Herbert and Margaret H.
                                           Laudel, Albert and Barbara R. Laudel, Kenneth and Bernadine Kuhn

Grantee:                                   Tesson Ferry Medical Equities, L.P., a Missouri Limited Partnership

Recording Data:                            Book 9512, Page 1130

Comments:                                  At the time of the sale the subject property was zoned for residential use; the site has since been rezoned for commercial use.  All utilities were available at the time of the sale.  Sale transaction verified by a representative of SHC Midwest, Inc. and St. Louis
                                           County public records.

Land Sale Number 2

Location:                                  12152 Tesson Ferry Road, at the southeast corner of Gerald Drive and Tesson Ferry Road,
                                           St. Louis County

Date:                                      December 7, 1990

Zoning:                                    C-8, Planned Commercial District

Size:                                      54,842 square feet, 1.259 acres

Sales Price:                               $302,000

Unit Price:                                $5.51 per square foot, $239,873 per acre

Grantor:                                   VTF Enterprises

Grantee:                                   Physicians Building Partnership

Recording Data:                            Book 8897, Page 139

Comments:                                  Purchased subject to rezoning from residential to Commercial zoning.  A medical office building containing 12,000 square feet of floor area on the first level and a 5,000 square foot basement has been built on the site since the time of the sale.  The site is below the grade of Highway 21, at grade with Gerald Drive and slopes downward to the south.  Interstate 270 is approximately 1,000 feet to the south.  All utilities were available at the site at the time of the sale.  Sale transaction verified by a representative of Physicians Building Partnership.

Land Sale Number 3

Location:                                  3668 South Geyer Road, Sunset Hills

Date:                                      September 13, 1990

Zoning:                                    PD2, Planned Development, Business Commercial

Size:                                      97,618 square feet, 2.241 acres

Sales Price:                               $750,000

Unit Price:                                $7.68 per square foot, $334,672 per acre

Grantor:                                   Linclay Realty Corporation

Grantee:                                   LJP Realty Corporation

Recording Data:                            Book 8844, Page 1119

Comments:                                  All utilities were available at the time of the sale.  The property has subsequently been improved with a 64,000 square foot, three-story office building.  Sale transaction verified by a representative of Linclay Realty Corporation.

Land Sale Number 4

Location:                                  5423 Telegraph Road, St. Louis County

Date:                                      April 27, 1990

Zoning:                                    R-2, Residence District

Size:                                      52,272 square feet, 1.200 acres

Sales Price:                               $310,000

Unit Price:                                $5.93 per square foot, $258,333 per acre

Grantor:                                   Schnuck Markets, Inc.

Grantee:                                   Union Electric Company

Recording Data:                            Book 8749, Page 2472

Comments:                                  St. Louis County located #31H130800.  This site, with all utilities available, has been rezoned for commercial use since the time of the sale.  Sale transaction verified by St.
                                           Louis County public records.

Sale Number 5

Location:                                  12727 Old Tesson Ferry Road at Tesson Ferry Road, St. Louis County

Date:                                      February 1, 1990

Zoning:                                    C-8, Planned Commercial District

Size:                                      70,132 square feet, 1.610 acres

Sales Price:                               $415,000

Unit Price:                                $5.92 per square foot, $257,763 per acre

Grantor:                                   Boatmen's National Bank

Grantee:                                   William and Louann Voss

Recording Data:                            Book 8708, Page 1476

Comments:                                  St. Louis County locator #29L140463.  Part of the land has been improved with a
                                           Children's World Learning Center.  The property is located across from St. Anthony's
                                           Hospital and adjoins the south side of the Boatmen's Bank building.  The site, with all utilities available, is at grade with Old Tesson Ferry Road, below the grade of Tesson
                                           Ferry Road and level throughout.  Sale transaction verified by St. Louis County public records.

Land Sale Number 6

Location:                                  5139 Mattis Road, St. Louis County

Date:                                      February 1, 1990

Zoning:                                    C-8, Planned Commercial District

Size:                                      51,856 square feet, 1.190 acres

Sales Price:                               $300,000

Unit Price:                                $5.79 per square foot, $252,006 per acre

Grantor:                                   Taylor, Morley, Simon, Inc.

Grantee:                                   Shah Anwar

Recording Data:                            Book 9500, Page 1767

Comments:                                  St. Louis County locator #29L541183.  Sale property, with all utilities available, is located at the northwest corner of the intersection of Mattis Road and Somerset.  The property has been developed with a 13,466 square foot medical building housing the
                                           Midwest Eye Center.  Sale transaction verified by the purchaser.

The preceding six land sales are summarized in the following table.

                                                          LAND SALES SUMMARY
                    SALE               DATE                             LAND SIZE          SALE          UNIT PRICE
                   NUMBER             OF SALE             ZONING        (SQ. FT.)          PRICE         (SQ. FT.)

                     1        November 1992                R-6A             435,687         $820,000            $1.88
                     2        December 1990                C-8               54,842         $302,000            $5.51
                     3        September 1990               PD2               97,618         $750,000            $7.68
                     4        April 1990                   R-2               52,272         $310,000            $5.93
                     5        February 1990                C-8               70,132         $415,000            $5.92
                     6        February 1990                C-8               51,856         $300,000            $5.79


A land sale location map depicting the location of the sales utilized in the land valuation analysis is presented in the Exhibit Section of this report.

As indicated on the land sales location map, the land sales are located in the immediate and the same general area of the subject property.

The six land sales utilized in determining the market value of the subject land occurred between February 1990 and November 1992. The sales reflect a wide range in sale price from $1.88 to $7.68 per square foot and range in size from 51,856 square feet to 435,687 square feet, the largest being the subject sale. Since two properties are rarely identical, it is necessary to adjust the sales for differences when compared with the subject property.

When analyzing the sales for date of sale adjustment to compensate for property value inflation that has taken place since the date of the sale, we have not adjusted any sales due to the "soft" conditions experienced in the St. Louis real estate market for the past three years. Within the past year there has been a noticeable increase in real estate activity particularly in vacant land for residential and commercial use.

Since, to the best of our knowledge, these transactions did not involve favorable financing no adjustment was required for this characteristic.

Care was taken that all sales be located as near the subject as possible so that the sale properties are influenced by the same surrounding conditions as the subject property. As previously stated, all sales are located in the same general area as the subject property. Additionally, all sale properties are located in similar office/commercial type areas with residential properties in the outlying areas. No adjustment was warranted to the sales for surrounding area or the influence the surrounding properties have on the sales since the areas are similar and influenced by the same type of property uses. A location adjustment was considered for frontage or exposure on major thoroughfares. As previously stated, the subject property is located on the west side of Tesson Ferry Road 2.2 miles south of the Interstate 270 and Tesson Ferry Road interchange. Tesson Ferry Road is a heavily travelled thoroughfare linking Highway 141 to the south with Highway 30 to the north.

When adjusting for this location factor we have adjusted Sale Numbers 2, 5 and 6 downward for their superior location closer to the Interstate 270/Tesson Ferry Road interchange. Sale Number 3, while being located on a lesser travelled street nd therefore considered inferior, is located within close proximity to the Interstate 270/Interstate 44 interchange in a more centralized location of St. Louis County resulting in a superior location when compared with the subject. Therefore, Sale Number 3 was adjusted downward as well.
Sale Number 4 is considered to have similar location characteristics, therefore no adjustment was warranted to this sale.

When adjusting the sales for zoning we have adjusted the subject sale upward for being zoned for residential use at the time of its sale as compared with its commercial zoning as of the date of this report. We have also adjusted Sale Number 4 upward for being zoned for residential use. No adjustment was warranted to Sale Numbers 2, 3, 5 and 6 since they are zoned, like the subject property, for commercial use.

There typically exists an inverse relation between the size of a parcel and the price per unit at which it sells such that a smaller tract of land will generally sell for a higher price per square foot than a larger parcel with all else being equal. All sales were adjusted downward by varying degrees for being significantly smaller than the subject property.

As previously stated in this report, all utilities are available to the subject property. No adjustment was warranted to any of the sales for utilities since they are served by the same utility and supplier.

When adjusting the sales for topography, all sales were adjusted downward for having a superior topography when compared with the sloping terrain of the subject property.

As previously indicated, all sales are in the same general area of the subject property and have similar characteristics. Differing characteristics of the sales have been adjusted resulting in the adjusted sale providing a better basis upon which to determine a market value for the subject property. A land sale adjustment grid is presented as follows.



                                           LAND SALES ADJUSTMENT GRID



                            SALE NO. 1    SALE NO. 2    SALE NO. 3   SALE NO. 4    SALE NO. 5   SALE NO. 6
    Sale Price Per             $1.88         $5.51        $7.68         $5.93        $5.92         $5.79
    Square Foot
    Financing                 Market        Market        Market       Market        Market       Market

        Adjustment               0             0            0             0            0             0

    Price Per Square           $1.88         $5.51        %$7.68        $5.93        $5.92         $5.79
    Foot Adjusted for
    Financing
    Date of Sale             10-Nov-92     07-Dec-90    19-Sep-90     27-Apr-90    01-Feb-90     01-Feb-90

        Time Adjustment         0%            0%            0%           0%            0%           0%
    Time Adjusted Price        $1.88         $5.51        $7.68         $5.93        $5.92         $5.79
    Per Square Foot

    Land Area                 435,687       54,842        97,618       52,272        70,132       51,856

        Adjustment              0%           -15%          -10%         -15%          -15%         -15%
    Location/Accessibility    Similar      Superior      Superior      Similar      Superior     Superior

        Adjustment              0%            0%            0%           0%            0%           0%
    Zoning                   Inferior       Similar      Similar      Inferior      Similar       Similar

        Adjustment              25%           0%            0%           25%           0%           -5%

    Topography                Similar      Superior      Superior     Superior      Superior     Superior
        Adjustment              25%          -55%          -45%         -15%          -55%         -60%

    Adjusted Price Per         $2.35         $2.48        $4.22         $5.04        $2.66         $2.32
    Square Foot

After adjusting the preceding land sales for differences when compared with the subject property, we find an adjusted sale price per square foot range of $2.32 to $5.04.

In our final correlation of land valuation analysis we have considered all sales, however the greatest weight was given to the subject property. Based on the land valuation adjustment analysis and the subject property sale, we have concluded that the market value of the subject site is reasonably represented at $2.35 per square foot, which for 435,687 square feet amounts to $1,023,864 rounded to:

                                   $1,024,000
                                   ==========

Building and Site Improvements

The building and site improvements have been valued on the basis of replacement cost less accumulated depreciation. The cost new was estimated via the segregated cost method, with cost factors obtained from Marshall Valuation Service, Inc., a national cost manual. The unit cost includes both direct and indirect costs, with adjustments made for special building features, construction quality, time and location. The composite unit cost has then been applied to the gross square footage of the building to derive the replacement cost new. A schedule, indicating the derived costs from the Marshall Valuation Service shows the estimated replacement cost by category for the subject building, is presented in the Exhibit section of this report. An amount representing entrepreneurial profit has also been included in this analysis. This profit is a necessary element in the motivation to construct the improvements and represents an additional amount the developer would expect to receive for construction of the project. The amount of entrepreneurial profit varies according to economic conditions and types of development. For the purpose of this report, entrepreneurial profit was estimated to comprise ten percent of the direct and indirect building costs.

The total accumulated depreciation of a structure represents the loss in value due to physical deterioration, functional obsolescence, or external (or economic) obsolescence. Economic life of a structure or improvement is the period over which they contribute to the value of the property. These terms are defined as follows:

        Physical Deterioration: The loss in value due to deterioration or ordinary wear and tear, i.e., natural forces taking their toll of the improvements. This begins at the time the building is completed and continues throughout its physical life.

        Functional Obsolescence: The loss in value due to poor plan, functional inadequacy, or super-adequacy due to size, style, design, or other items. This form of depreciation occurs in both curable or incurable forms.

        External (or Economic) Obsolescence: The loss in value caused by forces outside the property itself. It can take many forms such as excessive noise levels, traffic congestion, abnormally high crime rates, or any other factors which affect a property's ability to produce an economic income, thereby causing a decline in desirability. Other forms of economic obsolescence may include governmental restrictions, excessive taxes, or economic trends.

        Economic Life: The economic life of a good quality medical office buildings is typically 45 to 50 years. For the subject Class A building, we have assumed an economic life of 45 years.

        Remaining Economic Life: Remaining economic life can be defined as the number of years remaining in the economic life of the structure or structural components as of the date of the appraisal.

Marshall Valuation Service, Inc. was used to estimate the overall economic life of the improvements. The assignment of economic lives assumed that, except for the building shell and foundation, building components would be replaced periodically over the life of the building.


Physical Depreciation

The amount of physical depreciation and obsolescence in the subject building is zero.

Due to the design and structural components of the building, we have not indicated any loss in value due to functional obsolescence.

The elements which make up site improvements have shorter economic lives than the building. We have estimated the aggregate useful lives of these items to be 20 years with an effective age of zero years and a remaining useful life of 20 years. Therefore, the depreciation rate attributable to the site improvements on a straight-line basis is estimated to be zero percent.

During our area study, we did not notice any evidence of economic obsolescence associated with the subject property.

The computation of value is shown as follows:

                                                   Replacement         Accumulated          Depreciated
                                                      Cost             Depreciation            Value
                                                 ------------          ------------         -----------
        MOB                                       $6,023,595                 $0             $6,023,595
        Site Improvements                            352,850                  0                352,850
                                                  ----------               ----             ----------
        Total Improvements                        $6,376,445                 $0             $6,376,445


Cost Approach Conclusion

Based on the investigation as previously defined, the market value of the subject property by the Cost Approach, as of March 15, 1994, is rounded to:

                                   $7,400,000
                                   ==========

                           SALES COMPARISON APPROACH


The Sales Comparison Approach is based upon the principle of substitution; that is, when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming there is no costly delay in making the substitution. Since two properties are rarely identical, the necessary adjustments for differences in quality, location, size, services and market appeal are a function of appraisal experience and judgment.

The Sales Comparison Approach gives consideration to actual sales of other similar properties with adjustments as previously stated. The sales prices are analyzed in common denominators and applied to the subject property in respective categories to be indicative of market value.

The unit of comparison used in this analysis is the price per square foot, which is the gross purchase price of the building divided by the net leasable area in the building. The following sales are considered to be representative of market activity and conditions as of the valuation date. Unless otherwise indicated, the sales involved arm's length transactions that conveyed a fee simple interest, and only real property was included in the transactions.
Also, all purchase prices quoted in this report represent all cash sales unless seller financing is noted and the sale prices adjusted for cash equivalency.

In our analysis, we obtained details on six professional office building sales which have occurred over the past two years. The terms of the sale and significant data was verified to the extent possible by county deed records and with parties to the transaction. Information on these sales is shown on the following pages.

Improved Sale Number 1

Location:                                                   13065 Old Tesson Ferry Road, St. Louis County

Date of Sale:                                               October 13, 1992

Building Size:                                              4,596 square feet

Year Built:                                                 1978

Land Area:                                                  47,916 square feet, 1.100 acres

Land to Building Ratio:                                     10.4:1

Sale Price:                                                 $495,000

Price Per Square Foot of Building Area:                     $107.70

Grantor:                                                    Charles and Bernice Willis

Grantee:                                                    Kromal Investments, Inc.

Recording Data:                                             Book 9477, Page 1154

Comments:                                                   St. Louis County locator #30L420352.  This vacant one-story State Farm
                                                            Agency building had a 930 square foot garage that was incorporated into finished office space during a $100,000 renovation for a psychiatric practice comprising offers of Kromal Investments, Inc.  Sale transaction verified by the Grantor.

Improved Sale Number 2

Location:                                                   1265 Graham Road, Florissant

Date of Sale:                                               July 1, 1991

Building Size:                                              11,386 square feet

Year Built:                                                 1978

Land Area:                                                  75,359 square feet, 1.730 acres

Land to Building Ratio:                                     13.2:1

Sale Price:                                                 $1,140,000

Price Per Square Foot of Building Area:                     $100.12

Grantor:                                                    Perry L. Mehlman

Grantee:                                                    Christian Hospital N.E./N.W.

Recording Data:                                             Book 9038, Page 1330

Comments:                                                   St. Louis County locator #09K340392.  Two-story medical office building known as the Northwest County Professional Building.  Sale transaction verified by St. Louis County public records.

Improved Sale Number 3

Location:                                                   450 New Ballas Road, Creve Coeur

Date of Sale:                                               May 1, 1991

Building Size:                                              30,834 square feet

Year Built:                                                 1984

Land Area:                                                  98,446 square feet, 2.260 acres

Land to Building Ratio:                                     6.4:1

Sale Price:                                                 $4,100,000

Price Per Square Foot of Building Area:                     $132.97

Grantor:                                                    Donald Ferguson

Grantee:                                                    Dr. Joseph Rubado

Recording Data:                                             Book 9001, Page 94

Comments:                                                   St. Louis County located #170320971.  Two-story medical office building.
                                                            The above stated building area does  not include 9,387 square feet of basement garage.

Improved Sale Number 4

Location:                                                   414 North New Ballas Road, Creve Coeur

Date of Sale:                                               March 5, 1991

Building Size:                                              16,536 square feet

Year Built:                                                 1958

Land Area:                                                  92,347 square feet, 2.120 acres

Land to Building Ratio:                                     11.2:1

Sale Price:                                                 $1,575,000

Price Per Square Foot of Building Area:                     $95.25

Grantor:                                                    Joe H. Scott, Sr.

Grantee:                                                    Medical Equities, L.P.

Recording Data:                                             Book 9001, Page 98

Comments:                                                   St. Louis County locator #17O320265.  Two-story Class C medical office building known as the Creve Coeur Dental Arts Building.  Lower level accessed at the rear of the building.  Located at the northeast corner of New Ballas Road and Magna Carta Drive.

Improved Sale Number 5

Location:                                                   8430 Pershall Road, Hazelwood

Date of Sale:                                               December 10, 1990

Building Size:                                              7,017 square feet

Year Built:                                                 1981

Land Area:                                                  40,075 square feet, 0.920 acres

Land to Building Ratio:                                     11.4:1

Sale Price:                                                 $875,000

Price Per Square Foot of Building Area:                     $124.70

Grantor:                                                    Ronald Gersten, DDS

Grantee:                                                    Bonhomme Acquisition Corporation

Recording Data:                                             Book 7315, Page 92

Comments:                                                   St. Louis County locator #09J110471.  Two-story, Class D, medical office building known as Life Smile Dental Care.  Sale transaction verified by
                                                            St. Louis County public records.

Improved Sale Number 6


Location:                                                   225 Dunn Road, Florissant

Date of Sale:                                               July 19, 1990

Building Size:                                              8,416 square feet

Year Built:                                                 1988

Land Area:                                                  41,382 square feet, 0.95 acres

Land to Building Ratio:                                     4.9:1

Sale Price:                                                 $876,000

Price Per Square Foot of Building Area:                     $104.09

Grantor:                                                    Land Dynamics, Inc.

Grantee:                                                    Grey Arch Partnership

Recording Data:                                             Book 8807, Page 1830

Comments:                                                   St. Louis County locator #09J130897.  One-story medical office building known as Building A of the Florissant Professional Campus.  Land size includes share of common ground parking.  Buyer comprises tenant physicians exercising option in 1988 lease.  Sale transaction verified by the Grantor.

The preceding six medical office building property sales are summarized in the following table.

                                  IMPROVED SALES SUMMARY

     SALE          DATE         BUILDING        YEAR         SALE          UNIT PRICE
    NUMBER       OF SALE        AREA (SF)      BUILT         PRICE            (SF)

       1          10/92               4,596      1978       $  495,000          $107.70
       2          07/91              11,386      1978       $1,140,000          $100.12
       3          05/91              30,834      1984       $4,100,000          $132.97
       4          03/91              16,536      1958       $1,575,000          $ 95.25
       5          12/90               7,017      1981       $  875,000          $124.70
       6          07/90               8,416      1988       $  876,000          $104.09


The six comparable sales utilized in the Sales Comparison Approach analysis were transacted between July 1990 and October 1992. The building sizes range from 4,596 square feet to 30,834 square feet and range in sale price from $95.25 to $132.97 per square foot of building area.

In order to arrive at a market value of the subject property, it is necessary to compare the subject property with each sale and make adjustments to the sales for differences. Adjustments are then applied to the unit of comparison. The most common unit of comparison for commercial properties is based upon building area. A discussion of the adjustments to develop a similarity between the sale property and the subject property is as follows:

Since, to the best of our knowledge, these sales transactions did not involve favorable financing, no adjustment was required for this characteristic.

All sales are located within similar high traffic commercial areas. Additionally, each medical office building sale is located within close proximity to an acute care general hospital. Based upon the similar surrounding property influences and close proximity to an acute-care general hospital, no adjustment was warranted to any sale for location.

In addition to comparing location of the area and surrounding properties, we have analyzed each sale for access. All sales are located on major thoroughfares within close proximity to an interstate highway, therefore no adjustment was warranted to these sales since they have comparable access.

All sales were adjusted downward by varying amounts for having less building area when compared with the subject property's building area. Typically, smaller buildings sell for more on a per square foot basis than larger buildings. Smaller buildings of this type must have the same components and complements as larger buildings to operate properly for their intended professional use.

When adjusting the sales for building characteristics we have first adjusted considered condition. No adjustment was warranted to the sales since they are in similar good condition when compared with the subject building improvement.

In addition to condition, we have also considered an adjustment for age. All sales were adjusted upward by varying amounts for age due to the subject property being new.

We have also considered the land to building ratio in our adjustment analysis. A higher land to building ratio indicates sufficient land area for possible expansion to the existing improvement or construction of additional buildings.

All sales, except for Sale Number 2, have an inferior land to building ratio when compared to the subject property's land to building ratio of 15.8:1. We have therefore, adjusted Sale Numbers 1, 3, 4, 5 and 6 upward by varying amounts to compensate for the inferior land to building ratio.

No adjustment was warranted to any of the sales for ceiling heights since ceiling heights are not a significant factor that will adjust marketing time or sales price in professional office related uses.

In addition, no adjustment was deemed necessary for functional utility since all improvements are currently being utilized for medical office use.

In our final correlation of the Sales Comparison Approach analysis, we have relied on the adjusted results of each property since we consider all properties to be a good representation of the market and to reflect market conditions. Due to the soft real

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estate market conditions, we have not made an adjustment for the time since current market conditions ar considered to compensate for inflationary factors.

Based on the foregoing adjustment analysis, we have concluded the market value of the subject property, utilizing the Sales Comparison Approach, is reasonably represented at $130.00 per square foot, which for 54,801 square feet, amount to $7,124,130, rounded to:

                                   $7,124,000
                                   ==========




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
                                INCOME APPROACH


The Income Approach is based on the principle of anticipation, and has as its premise that value is represented by the present worth of expected future benefits. The price that an investor will pay for an income property usually depends on the anticipated income stream. The Income Approach represents an attempt to simulate the future cash flows for the property, and to quantify the future benefits in present dollars.

The subject property is one of several professional office buildings that Crescent Capital Trust, Incorporated is purchasing to establish a real estate investment trust (REIT). Surgical Health Corporation will provide a net rental guarantee, in the form of a master lease. The REIT, as the new property owner, will receive the net rental master lease rate per square foot of rentable office area, regardless of the rental rates charged or received from the actual tenant(s). Additionally, the annual rental income provided for in the ground lease, associated with the subject property, will be received by the REIT.

This master lease is a credit enhancement vehicle that will enable the REIT issuer to sell the REIT shares. It will also give Surgical Health Corporation leasing flexibility for the medical office building space, i.e., they can lease office space to various physicians at different rates and terms, or they can use the office space for their own expansion.

The appraisers received a draft of the form of master lease agreement, but the actual master lease agreement for the property is not yet available. For the purpose of our Income Approach, the gross income will be the master lease rate for the property. We reserve the right to modify the Income Approach valuation if the actual master lease for the property differs significantly from the draft lease presented to us.

The master lease rate for the subject property will be $824,063 annually based on a fifteen-year lease. The annual rental amount is adjusted each year for C.P.I. increases. The rental rate approximates $18.23 per square foot. Based on the subject's build-out and age, this rate appears in line with market rates. A survey of lease comparables is shown in the Exhibit Section of this report.





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
The subject appraisal assumes 100 percent of the income is guaranteed through the master lease agreement. Since the leased fee interest is being appraised, there is no deduction for vacancy or credit loss.

Since the master lease provides for an income level to the REIT net of all operating expenses, the only out-of-pocket expenses to the REIT will be accounting, legal and internal administration or management expenses. These management expenses are estimated at 5.0 percent of effective gross income, or $41,203, based on the management experience of other properties.

                 Master Lease Revenue                  $824,063
                 Less:
                 Management Fees (5% of master lease)   (41,203)
                 Net Operating Income                  --------
                                                       $782,860

Although we have not utilized the Sales Comparison Approach to arrive at an indication of value for the subject property, we have conducted a survey of medical office building sales throughout the region in order to abstract an overall rate for capitalization. The full details of these sales are located in the Exhibit Section of this report and indicate overall rates from 8.0 percent to 11.33 percent.

A capitalization rate at 10.5 percent is considered appropriate because of the quality of the tenant and the overall reasonableness of the rental rate negotiated.

It is, therefore, our opinion that the market value of the subject property, as of March 15, 1994, by the Income Approach is calculated and rounded as follows:

                  Net Operating Income/OAR  =  Estimated Value

                          $782,860/.105  =  $7,455,810

                            Rounded to:  $7,456,000
                                         ==========




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
                           CORRELATION AND CONCLUSION


We have considered three approaches to value in order to estimate the value of the St. Louis Comprehensive and Ambulatory Care Center. The values derived from the three approaches are summarized as follows:

        Cost Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $7,400,000
        Sales Comparison Approach   . . . . . . . . . . . . . . . . . . . . . . .  $7,124,000
        Income Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $7,456,000

The Cost Approach involved a detailed analysis of the individual components of the property. These costs were estimated using reliable sources. The Cost Approach provides a good indicator of the current replacement cost for new and special purpose properties such as the subject. The Cost Approach, however, does not necessarily reflect the value that investors and users would be willing to pay if the property were to be sold. Overall, this approach is considered only a fair indicator of value.

The Sales Comparison Approach is based on the price that investors and owner/occupants have recently paid for comparable professional office buildings. The quality and quality of data available in this approach was considered good, but several of the comparable sales differed in size from the subject. The appraisers only consider this approach to be a fair indicator of value for the subject property for this reason.

The Income Approach normally provides the most reliable value estimate for multi-tenant professional office buildings. The value of the property is strongly related to the expected income stream of the property. Although the buyers of professional office buildings are usually owner/occupants, these buyers are generally aware of the property's cash flow potential and its value from an investor's perspective. For this reason, the Income Approach is considered the best indicator of value for the subject.

Based on this analysis, it is our opinion that the market value of the St. Louis Comprehensive and Ambulatory Care Facility, as of March 15, 1994, subject to the Surgical Health Corporation master lease, and based on the assumptions and limiting conditions in this report, is the Income Approach value of:

                                   $7,400,000
                                   ==========




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

The values derived in the other approaches support the Income Approach value as the final value.





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